FOR IMMEDIATE RELEASE	FRIDAY, MARCH 16, 2007

Shell Canada flags update on Royal Dutch Shell Offer

Calgary, Alberta - Shell Canada advises that Royal Dutch Shell made the following announcement regarding the status of its takeover bid as of March 16, 2007 and the extension of its offer to March 30, 2007. During the extended offer, Shell Canada will continue to press ahead with its operations and projects.

“Shell Investments Limited (“SIL”), a wholly-owned subsidiary of Royal Dutch Shell plc, announced that as at 8:00 p.m. (Toronto time) on March 16, 2007 (the “Initial Expiry Time”) 96,985,322 common shares in the capital of Shell Canada Limited (“Shell Canada”) were validly deposited to SIL’s offer to acquire, at a price of C$45.00 cash per common share, all of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates (the “Offer”).

As the minimum deposit condition under the Offer has been met, SIL has taken up and accepted for payment all of the common shares validly deposited. The common shares taken up and accepted for payment represent approximately 53.1% of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates. SIL or its affiliates now own 740,294,180 common shares of Shell Canada or approximately 89.6% of the outstanding common shares of Shell Canada. Payment will be made on or before Wednesday, March 21, 2007 to Shell Canada shareholders who have validly deposited their common shares under the Offer.

SIL also announced today that it has extended the Offer to 8:00 p.m. (Toronto time) on March 30, 2007. SIL expects to mail a formal notice of extension to Shell Canada shareholders shortly.

Royal Dutch Shell Chief Executive Jeroen van der Veer commented "This is a positive outcome, and a further step towards building on our strong position in Canada, using the strengths that only a company of our global scale can bring. This is an opportunity to create an integrated unconventional oil business on an international scale.”

Investor Contacts: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Contacts: Janet Rowley General Manager, Public Affairs (403) 691-3899

Legal Notice

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review the notice of extension and any other relevant documents filed with securities regulatory authorities by Royal Dutch Shell plc and Shell Canada Limited because they will contain important information, including full details of the offer, as extended, and its terms and conditions.